UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

GENERAL  FORM  FOR  REGISTRATION  OF  SECURITIES  OF  SMALL  BUSINESS  ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                            3W Cyber Logistics, Inc.
                       -----------------------------------
                 (Name of Small Business Issuer in its charter)

Nevada                                                               88-040-9155
--------------------------------------------------------------------------------
(State  or  other  jurisdiction of          (I.R.S. Employer Identification No.)
 incorporation  or  organization)

1208  -  808  Nelson  Street,
Vancouver,  British  Columbia,  Canada                   V6Z  2S1
-----------------------------------------------------------------
(Address  of  principal  executive  offices)          (Zip  Code)

Issuer's  telephone  number:  (604)  683-8018

Securities  to  be  registered  under  Section  12(b)  of  the  Act:

     Title  of  each  class     Name  of  each  exchange  on  which
     to  be  so  registered     each  class  is  to  be  registered

     None                       N/A

Securities to be registered under Section 12(g) of the Act:

              Common Shares, par value $0.001
            -----------------------------------
                      (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM  1.     DESCRIPTION  OF  BUSINESS

Introduction

3W Cyber Logistics, Inc. is a software development company specializing in the development of an internet-based cargo logistics system. Our corporate and head office is located at 1208 - 808 Nelson Street, Vancouver, British Columbia, Canada V6Z 2S1. Our telephone number is (604) 683-8018 and our facsimile number is (604) 688-6313.

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in United States dollars. All references to "CDN$" refer to Canadian dollars and all references to "common shares" refer to the common shares in our capital stock.

Business  Development  During  Last  Three  Years

We were incorporated under the laws of the State of Nevada on September 24, 1996, under the name M+T Nursing Services. On September 29, 1999, we changed our name to 3W Cyber Logistics, Inc. By resolution of our shareholders and our board of directors, we effected a forward split on a 100:1 basis for all shareholders of record on September 29, 1999. Prior to the forward split, we had 20,000 shares issued and outstanding. After the forward split, we had 2,000,000 shares issued and outstanding. On June 15, 2000, we filed a Certificate of Amendment of Articles of Incorporation (which we subsequently corrected by filing a Certificate of Correction on January 23, 2001), increasing our authorized capital stock from 25,000 shares to 100,000,000 shares, and increasing the then issued and outstanding shares from 20,000 to 2,000,000.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of our business.

Business  of  3W  Cyber  Logistics,  Inc.

Prior to July 11, 2000, we operated as a development stage company. On July 11, 2000, we entered into a Purchase and Sale Agreement (the "Purchase Agreement") with Farrington International Inc. ("Farrington"), pursuant to which we purchased all of Farrington's computer equipment and the rights to an internet-based cargo logistics system (the "Assets"). Under the terms of the Purchase Agreement, we agreed to issue to Farrington an aggregate of 6,000,000 shares in our capital stock, in payment of the total deemed purchase price of $150,000. We issued the shares to Farrington on February 27, 2001.

On July 11, 2000, we began operations, and continue to operate, as a software development company specializing in the development of an internet-based cargo logistics system. Our target market is primarily the freight forwarding industry. We have generated some initial income by engaging in licensing agreements with Wice Marine Services Ltd. (in Hong Kong), AA Freight Forwarding Inc. (in Taipei, Taiwan) and Wice Freight Services Inc. (in New York), copies of which are attached to this registration statement as exhibits.

Industry  Description:  Traditional  Freight  Forwarding  Systems

Freight forwarding companies and logistics operators typically utilize between 20 and 30 agents, affiliates and associate companies worldwide to conduct their daily business. The nature of the freight forwarding industry dictates that each individual shipment may be handled numerous times, by many different organizations, prior to reaching its final destination. For each cargo transaction, a minimum of five entities are involved:

1.     the  customer  in  the  shipping  country;

2.     the  forwarder  in  the  shipping  country;

3.     the  carrier  between  the  shipping country and the destination country;

4.     the  forwarder  in  the  destination  country;  and

5.     the  customer  in  the  destination  country.

Presently, each of these five entities typically utilizes an independent processing and tracking system, making the shipment difficult to track on an ongoing, real time basis. In addition, the typical freight forwarding process presently produces large volumes of paperwork, leading to increased costs and the possibility of human error, and generally slowing the dissemination of information.

The  Cargo  Logistics  System

In an attempt to resolve the logistics problems presently encountered by freight forwarding companies and logistics companies, we are continuing the development of the internet-based cargo logistics system initiated by Farrington. Our cargo logistics system will enable each of the entities involved in the shipping process to access a common, centralized database and to utilize a standardized user interface when entering, tracking or receiving shipments. Our cargo logistics system will utilize a centralized database that will be accessible through the internet on our website at www.3wcyberlogistics.com. This centralized database architecture will enable remote users to access real time information from any location in the world. Users will access the database through cargo logistics "modules" using a personal computer or mobile device with an internet browser and internet connection. Security will be provided through a combination of secure connections and password protected user accounts.

Freight forwarders in both the shipping and receiving countries will access the same centralized database and will therefore have access to the same real time information. Our cargo logistics system will also be capable of providing and processing all cargo handling documentation and allowing the shipper, the receiver and all other related parties to track the shipment, provided that they have an enabled user account and password. Our cargo logistics system is modeled on air/ocean cargo shipping and tracking procedures and will provide the following advantages to its users:

- Decreased usage costs: the cost to each customer will be limited to the number of modules of our cargo logistics system used by that customer;

- Decreased software costs: the user will not be required to pay for software upgrades or monthly system maintenance fees;

- Elimination of "networking" and "data center" costs: the customer's personal computer will not need to be internally networked in order to run our cargo logistics system, nor will the customer have to maintain a costly and complex data center, as our cargo logistics system will serve as the corporate data center;

- Elimination of the need for extensive software training: our cargo logistics system is designed using the latest graphical user interface technology and is designed to be both intuitive and user friendly;

- Increased capacity: our cargo logistics system will contain information to provide answers to the questions most frequently asked by companies in the freight forwarding industry. Using our cargo logistics system, companies will be able to access relevant information without contacting a customer service representative, which will effectively increase the capacity and efficiency of any organization using our cargo logistics system;

- Reduced operating costs: our cargo logistics system will reduce operating costs through the elimination of document handling procedures and a corresponding reduction in the amount of time required in managing the documentation process; and

- Improved customer service: our cargo logistics system will assist its users in providing superior customer service to their clients by enabling users to provide prompt and accurate responses to customer queries.

Marketing

We will market our cargo logistics system to corporations operating in the freight forwarding and cargo industries. We are currently developing a sales and marketing program outlining four phases of operation. We intend to offer our primary services, which are services that we have determined to be essential to the daily operations of commercial logistics operators. We will charge for the primary services that we offer to such logistics operators. We also intend to offer complimentary services which are not essential to the daily operations of commercial logistics operators but which will add value to users of our website, thus encouraging such operators to visit our website. We will offer these complimentary services at no charge with the aim of establishing our cargo logistics system as the industry standard for logistics information. Descriptions and examples of each of these service offerings are described below.

The first phase will involve the distribution to an initial corporate user group. The second phase will involve rapid development of our corporate base clients through a process of network marketing. The third phase will involve expanding our corporate base clients by using marketing methods such as trade shows and targeted advertising. These first three phases focus on the implementation, deployment and sale of our primary services. The fourth phase will involve the introduction of our complimentary services.

In order to facilitate adoption of our cargo logistics system, the first software modules developed for use by the corporate base clients (and eventually by all of our users) will implement existing universal standards and processes. These modules will include, among others:

-     master  airway  bills;
-     master  bills  of  lading;
-     house  airway  bills;
-     house  bills  of  lading;
-     cargo  booking  charts;
-     cargo  manifests;
-     loading  plans  and  diagrams;  and
-     revenue  summaries.

Subsequent system releases will introduce modules such as agency directories and quota utilization updates.

We anticipate that our services will be utilized in numerous international markets. In order to facilitate this complex process, we will concentrate on particular markets in a sequential fashion. This will allow us to successfully implement the standards and the practices of a particular country and to align these standards with existing universal standards and the practices of the United States. When developing the software for a particular market, we will consider issues including market specific port customs regulations, market specific duty tariffs, delivery orders and cargo releases. In order to ensure that the procedures and standards of a particular market are implemented, we intend to work closely with freight forwarding and cargo companies with extensive operations in the specific market under development. This partnership approach will greatly improve the likelihood of creating a software product that satisfies the requirements of clients operating within a particular region. Our existing partners and clients are presently assisting in the development of cargo logistics system software modules that will serve markets in the United States, Canada and a number of Asian countries.

Primary  Services

PHASE  ONE

To date, a total of 36 companies worldwide have expressed an interest in utilizing our cargo logistics system. We anticipate that the first software release of our cargo logistics system will be completed by April, 2001 and that these companies will begin adopting the product at that time. By September, 2001, we anticipate that all of these companies will be utilizing our cargo logistics system in their daily operations, and that these companies will be in a position to provide us with valuable feedback. We intend to proactively seek feedback from these companies and to quickly implement system upgrades and modifications as recommended by these companies. We anticipate that these companies will generate a minimum of 2,000,000 transactions annually through our cargo logistics system. A transaction occurs each time a client accesses and utilizes a document or service provided by the cargo logistics system.

PHASE  TWO

By September, 2001, we anticipate that all of these initial 36 companies will be utilizing our cargo logistics system in their daily operations. At this time, we will initiate the second phase of our sales and marketing plan, which will target additional corporations within the freight forwarding and cargo industries using a "network marketing" strategy. The "network marketing" strategy will directly engage partners and associates of these initial 36 companies . As previously noted, freight forwarding and logistics companies typically utilize a network of 20 to 30 agents. We feel that if properly motivated, these initial 36 companies could become an effective and influential sales tool for the cargo logistics system. We estimate that these initial 36 companies will provide access to up to 700 potential clients, and that those potential clients could increase the usage of our cargo logistics system to 37,000,000 transactions annually. We have set the following benchmarks for the "network marketing" element of our sales and marketing plan:

-     250 clients generating 15,000,000 transactions annually by June, 2002; and

-     500 clients generating 30,000,000 transactions annually by December, 2002.

We believe that we will attain these benchmarks due in large part to the fact that the associates of these initial 36 companies will be highly motivated to utilize our cargo logistics system for the following reasons:

-     efficient  interaction with at least one of their major business partners;

-     cost  savings;  and

- in the event that these initial 36 companies are satisfied with our cargo logistics system, testimony provided by these companies as to the value, capabilities and efficiency of our cargo logistics system.

We intend to use the benchmarks as a marketing guideline and sales index. At each benchmark, we intend to elicit and review feedback from existing users and to enhance our software design and database hardware accordingly. This customer-focussed approach to business will ensure that companies utilizing our cargo logistics system continue to receive a valuable, high quality service. We intend to ensure that existing clients have received all necessary support services prior to the launch of the next benchmark.

PHASE  THREE

Shortly after initiating our phase two network marketing campaign but prior to achieving all of the phase two benchmarks, we intend to initiate the third phase of the sales and marketing program, which will involve the pursuit of additional clients not necessarily associated with these initial 36 companies or their business contacts. We intend to employ the following sales and marketing techniques in the third phase:

- promoting our cargo logistics system on the internet with a 60 day free trial membership;

-     advertising  our  website  in  all  major  shipping  and  trade magazines;

-     conducting  seminars  in  major  cities  and  ports;  and

- developing and releasing products that will provide "Complimentary Services"(as set out below).

Complimentary  Services

PHASE  FOUR

The fourth phase involves the introduction of a number of complimentary services that we will provide at no charge. These complimentary services are designed to encourage both new and established users to access our website on a frequent basis. Most of the services will be provided free of charge, with the intention of establishing our website as the standard for information and services relating to the freight shipping and logistics industry. Some of the free information and services that we intend to offer include:

- a purchase order tracking system that will allow our clients to provide shipment information to actual exporters/ importers through our website;

- international port regulations that will provide our clients with information with respect to all major port customs clearance procedures, port regulations, duty tariffs and work calendars;

- carrier flight and shipping schedules that will show the monthly sailing schedules of all major ocean carriers and the international flight schedules of all major airlines;

- international shipping standards that will serve as a "mini-dictionary" defining common industrial standards such as weight and dimension regulations, oversize handling, overweight handling and dangerous goods and hazardous material handling;

- quota utilization update that will enable the user to review and update the status of all quota restricted merchandise; and

- an agency directory and enquiry that will allow our clients to search for working agents or partners among fellow clients on our website.

The development and release of these complimentary services will expand our original role as an "internet e-commerce provider" to that of an "internet presence provider". Following the anticipated utilization of these free services by both established and new users, we intend to implement a highly targeted web-based advertising service. Advertisement space will be sold to corporations wishing to access industry specific users who visit our website. We believe that because our website will be highly industry specific, we will be in a position to sell advertising space at a premium rate, thereby generating additional revenues.

The trading and shipping industries are dependent upon one another, and as a result, must work together closely. Based upon the level of our future internet presence provider development, we intend to implement the next project phase by segregating our internet presence provider sector into shipping-related profiles and trade-related profiles. The shipping-related internet presence provider profile will be located on our website and the trade-related internet presence provider profile will be located at a new website, www.3wcybertrade.com.

Competition

We are unaware of any companies that provide services directly in competition to those offered by our cargo logistics system.

Companies such as Federal Express (a courier service) and CH Robinson Worldwide, Inc. (a multimodal transportation and logistics provider) utilize software programs which offer their customers services similar to those offered by our cargo logistics system, although much narrower in scope, and only within each company's respective network. In contrast, our cargo logistics system will be available to anyone with a personal computer or mobile device with an internet connection and browser, a secure connection and a password protected user account, regardless of which shipping company or carrier that user chooses to utilize.

Companies such as Fountainhead International LLC and ALK have developed software which, although not as broad in scope as our system, is similar to our cargo logistics system. Fountainhead currently has four main software packages on the market, each of which are marketed to specific users. Fountainhead offers its "CargoWise" systems, including a "forwarder system", a "shipper system", a "tracking system" and a "warehouse system", as opposed to the fully integrated system offered by our cargo logistics system, and usable by forwarders, shippers, carriers, receiver and any other party with an interest in the shipment. Also in contrast to our cargo logistics system, the software offered by Fountainhead may be uploaded to the user's website, as opposed to our cargo logistics system, which operates as a centralized database from our website. Similarly, ALK's "e Tracker" (shipment management), "Fleet Commander" (fleet tracking) and "PC Miler"
(routing, mileage and mapping) software are marketed to specific users, and although each program is web enabled and can be integrated with other ALK systems, they lack the fully integrated, centralized database offered by the cargo logistics system.

Risk  Factors

Much of the information included in this registration statement includes or is based upon estimates, projections or other "forward-looking statements". Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined below. We caution readers of this Registration Statement that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements". In evaluating us, our business and any investment in our business, readers should carefully consider the following factors.

WE ARE A DEVELOPMENT STAGE COMPANY WITH A LIMITED OPERATING HISTORY WHICH MAKES IT DIFFICULT TO EVALUATE WHETHER WE WILL OPERATE PROFITABLY

We are a development stage software company which is primarily involved in the development, manufacture and marketing of an internet-based cargo logistics system. As a relatively new company, having only entered into licensing agreements with three users, we do not have a historical record of sales and revenues nor an established business track record. We have not earned any revenues since our incorporation.

Unanticipated problems, expenses and delays are frequently encountered in ramping up sales and developing new products. Our ability to successfully develop, produce and sell our cargo logistics system and any future software products and to eventually generate operating revenues will depend on our ability to, among other things:

-     successfully  develop  and  market  our  cargo  logistics  system;

- successfully enhance our cargo logistics system to keep pace with changes in technology and changes demanded by users of our products;

-     attract,  retain  and  motivate  qualified  personnel;  and

-     obtain  the  necessary  financing  to  implement  our  business  plan.

We cannot be sure that we will be successful in addressing these risks and uncertainties, and our failure to do so could have a materially adverse effect on our financial condition and continued operations. In addition, our operating results are dependent to a large degree upon factors outside of our control, including among other things, increased competition and the acceptance and continued use of our cargo logistics system specifically and other internet-based technology generally. There are no assurances that we will be successful in addressing these risks, and failure to do so may adversely affect our business and financial condition.

WE HAVE A HISTORY OF NET LOSSES AND A LACK OF ESTABLISHED REVENUES, AND AS A RESULT, WE EXPECT TO INCUR NET LOSSES IN THE FUTURE

We have had a history of losses and expect to continue to incur losses, and may never achieve or maintain profitability. We have incurred losses since we began operations as an internet-based cargo logistics software development company, including a loss of approximately $19,770 for the year ended August 31, 2000. As of February 28, 2001, we have an accumulated deficit of approximately $17,448. We expect to have net losses and negative cash flow at least through November 30, 2002, and expect to spend significant amounts of capital to enhance our products and technologies, develop international sales and operations, and fund research and development. As a result, we will need to generate significant revenue to break even or achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we do not achieve and maintain profitability, the market price for our common stock may decline, perhaps substantially.

Although we anticipate that revenues will increase, we also expect that development costs and operating costs will increase as well. Consequently, we expect to incur operating losses and negative cash flow until our existing software product gains sufficient market acceptance to generate a commercially viable and sustainable level of sales, and/or additional software products are developed and commercially released and sales of such products made so that we are operating in a profitable manner. These circumstances raise substantial doubt about our ability to continue as a going concern as described in an explanatory paragraph to our independent auditor's opinion with respect to the financial statements for the year ended August 31, 2000. To the extent that such expenses are not followed in a timely manner by increased revenues, our business, results of operations, financial condition and prospects would be materially adversely affected.

WE ARE UNCERTAIN THAT WE WILL BE ABLE TO OBTAIN ADDITIONAL CAPITAL THAT MAY BE NECESSARY TO ESTABLISH OUR BUSINESS

We incurred a loss of $19,770 for the year ended August 31, 2000, and $2,322 for the six months ended February 28, 2001. As a result of these losses and negative cash flows from operations, our ability to continue operations will be dependent upon the availability of capital from outside sources unless and until we achieve profitability.

Our future capital requirements will depend on many factors, including cash flow from operations, progress in developing new products, competing knowledge and market developments and an ability to successfully market our products. Our recurring operating losses and growing working capital needs will require us to obtain additional capital to operate our business before we have established that our business will generate significant revenue. We predict that we will require approximately $1 million over the period ending February 28, 2002 in order to accomplish our goals. However, there is no assurance that actual cash requirements will not exceed our estimates. In particular, additional capital may be required in the event that:

- we incur unexpected costs in completing the development of our cargo logistics system or encounter any unexpected technical or other difficulties;

-     we incur delays and additional expenses as a result of technology failure;

-     we are unable to create a substantial market for our software products; or

-     we  incur  any  significant  unanticipated  expenses.

The occurrence of any of the aforementioned events could adversely affect our ability to meet our business plans.

We will depend almost exclusively on outside capital to pay for the continued development of our cargo logistics system. Such outside capital may include the sale of additional stock and/or commercial borrowing. There can be no assurance that capital will continue to be available if necessary to meet these continuing development costs or, if the capital is available, that it will be on terms acceptable to us. The issuance of additional equity securities by us would result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

If we are unable to obtain financing in the amounts and on terms deemed acceptable to us, our business and future success may be adversely affected.

OUR FAILURE TO EFFECTIVELY MANAGE OUR GROWTH COULD HARM OUR FUTURE BUSINESS RESULTS AND MAY STRAIN OUR MANAGERIAL AND OPERATIONAL RESOURCES

As we proceed with the development of our cargo logistics system, we expect to experience significant and rapid growth in the scope and complexity of our business. We will need to add staff to market our products, manage operations, handle sales and marketing efforts and perform finance and accounting functions. We will be required to hire a broad range of additional personnel in order to successfully advance our operations. This growth is likely to place a strain on our management and operational resources. The failure to develop and implement effective systems, or to hire and retain sufficient personnel for the performance of all of the functions necessary to effectively service and manage our potential business, or the failure to manage growth effectively, could have a materially adverse effect on our business and financial condition.

UNLESS WE CAN ESTABLISH SIGNIFICANT SALES OF OUR CARGO LOGISTICS SYSTEM, OUR POTENTIAL REVENUES MAY BE SIGNIFICANTLY REDUCED

We expect that a substantial portion, if not all, of our future revenue will be derived from the sale of our cargo logistics system. We expect that this product and its extensions and derivatives will account for a majority, if not all, of our revenue for the foreseeable future. Broad market acceptance of this system is, therefore, critical to our future success and our ability to generate revenues. Failure to achieve broad market acceptance of this system, as a result of competition, technological change, or otherwise, would significantly harm our business. Our future financial performance will depend primarily on the successful introduction and market acceptance of our cargo logistics system, and on the development, introduction and market acceptance of any future enhancements. There can be no assurance that we will be successful in marketing the cargo logistics system or any new software programs, applications or enhancements, and any failure to do so would significantly harm our business.

IF WE ARE UNABLE TO ACHIEVE MARKET ACCEPTANCE FOR OUR PRODUCTS, WE WILL BE UNABLE TO BUILD OUR BUSINESS

To date, we have entered into only three licensing agreements with respect to our cargo logistics system. Our success will depend on the acceptance of our cargo logistics system by the freight forwarding and cargo logistics industry, as well as by related businesses and the general public. Achieving such acceptance will require significant marketing investment. Internet-based technology generally, and our cargo logistics system specifically, may not achieve widespread acceptance by businesses in general, or by freight carriers, freight forwarders or freight agents specifically, which could limit our ability to develop and expand our business. The market for internet-based cargo logistics systems is relatively new and is evolving. Our ability to generate revenue in the future depends on the acceptance by both our customers, and internet-based cargo logistics technology in general. The adoption of our cargo logistics system could be hindered by the perceived costs of this new technology, as well as by the reluctance of businesses that have invested substantial resources in existing document management systems to replace their current systems with this new technology. Accordingly, in order to achieve commercial acceptance, we will have to educate prospective customers, including large, established freight forwarding companies, about the uses and benefits of our cargo logistics system. If these efforts fail, or if our cargo logistics system does not achieve commercial acceptance, our business could be harmed.

The current and future development of the market for our cargo logistics system is also dependent upon:

- the widespread deployment of internet-based cargo logistics applications, which is driven by consumer demand for services having an internet-based cargo logistics component;

- the demand for new uses and applications of internet-based cargo logistics technology; and

- continuing improvements in technology that may reduce the costs of internet-based cargo logistics solutions and improve their efficiency.

RAPID TECHNOLOGICAL CHANGES IN THE COMPUTER SOFTWARE AND HARDWARE INDUSTRY COULD RENDER OUR PRODUCTS NON-COMPETITIVE OR OBSOLETE AND CONSEQUENTLY AFFECT OUR
ABILITY  TO  GENERATE  REVENUES  AND  BECOME  OR  REMAIN  PROFITABLE

The development and sales of our current and future software programs are exposed to risks because of the rapidly changing technology in the computer software and hardware industry. Although we will engage software engineers and developers who are experienced in the software program market, we only have limited experience in developing and marketing such software programs.

Specifically, the cargo logistics and freight forwarding industry within which we operate is subject to technological change. The development of new technology by companies with products similar to those offered by us may render our cargo logistics system obsolete. Our success will depend upon our ability to continually enhance and support our cargo logistics system, and to develop and introduce new products that keep pace with technological developments and that address the changing needs of the marketplace. Although we expect to devote significant resources to research and development activities, there can be no assurance that these activities will result in the successful development of new internet-based cargo logistics technologies and internet-based cargo logistics software products or the enhancement of existing technologies and products. In addition, future advances in the computer software and hardware industry could lead to new technologies or software programs competitive with the software programs provided by us. Those technological advances could also lower the costs of other software programs that compete with our software programs resulting in pricing or performance pressure on our software programs, which could adversely affect our results of operations.

UNSCHEDULED DELAYS IN DEVELOPMENT OF OUR SOFTWARE PRODUCTS OR THE IMPLEMENTATION OF OUR SALES PROGRAM COULD RESULT IN LOST OR DELAYED REVENUES

Delays and related increases in costs in the further development or improvement of our cargo logistics system or the implementation of our sales and marketing program could result from a variety of causes, including:

- delays in the development, testing and commercial release of our cargo logistics system and any future systems;

- delays in hiring or retaining experienced software developers and engineers;

- delays in locating and hiring experienced sales and marketing professionals; and

-     delays  caused  by  other  events  beyond  our  control.

There can be no assurance that we will successfully develop further enhancements to our cargo logistics system on a timely basis or that we will implement our sales and marketing program in a timely manner. A significant delay in the development, testing and commercial release of our software programs or a delay in the implementation of our sales and marketing program could result in increased costs and could have a materially adverse effect on our financial condition and results in operations.

COPYRIGHTS,  PATENTS,  TRADE  SECRETS  AND  PROTECTION OF PROPRIETARY TECHNOLOGY

Our cargo logistics system is not protected by any patents, nor do we intend to seek such protection. We do treat our software programs and their associated technology as proprietary and own all copyrights in such programs.

Any inability to adequately protect our proprietary technology could harm our ability to compete. Our future success and ability to compete depends in part upon our proprietary technology, which we attempt to protect with a combination of patent, copyright, trademark and trade secret laws, as well as with our confidentiality procedures and contractual provisions. These legal protections afford only limited protection and may be time-consuming and expensive to obtain and/or maintain. Further, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

In the event that we do file patent applications, there is no guarantee that patents will be issued. Any patents that are issued could be invalidated, circumvented or challenged. If challenged, our patents might not be upheld or their claims could be narrowed. All of our employees are required to sign confidentiality agreements with respect to the work they do for us and with respect to the fact that rights to technology created by such employees in the course of their employment are retained by us.

As a precautionary measure, we have documented the entire architecture of our cargo logistics system chronologically, including but not limited to the database structure, design logic, systems architecture, data flow, information exchange and research. Despite precautions taken to protect our software program, unauthorized parties may attempt to reverse engineer, copy or obtain and use information we regard as proprietary. Policing unauthorized use of our products and infringement of our copyrights is difficult and software piracy is expected to be a persistent problem. Additionally, the laws of some foreign countries do not protect our proprietary rights, including our copyrights, to the same extent as do the laws of the United States.

We are not aware that our proprietary technology infringes the proprietary rights of third parties. However, from time to time, we may receive notices from third parties asserting that we have infringed their patents or other intellectual property rights. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any such claims could be time-consuming, result in costly litigation, cause product shipment delays or lead us to enter into royalty or licensing agreements rather than disputing the merits of such claims. As the number of software products in the industry increases and the functionality of such products further overlap, we believe that software developers may become increasingly subject to infringement claims. Any such claims, with or without merit, can be time consuming and expensive to defend. An adverse outcome in litigation or similar proceedings could subject us to significant liabilities to third parties, require expenditure of significant resources to develop non-infringing technology, require disputed rights to be licensed from others or require that we cease the marketing or use of certain products, any of which could have a materially adverse effect on our business, operating results and financial condition.

INFRINGEMENT  BY  OUR  PRODUCTS  ON  OTHER  INTELLECTUAL  PROPERTY

Our products may inadvertently infringe upon the intellectual property rights of others, and resulting claims against us could be costly and require that we enter into disadvantageous license or royalty arrangements. The software industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of intellectual property rights. Although we attempt to avoid infringing known proprietary rights of third parties, we may be subject to legal proceedings and claims for alleged infringement by of third-party proprietary rights, such as patents, trade secrets, trademarks or copyrights, from time to time in the ordinary course of business. Any claims relating to the infringement of third-party proprietary rights, even if not successful or meritorious, could result in costly litigation, divert resources and management's attention or require that we enter into royalty or license agreements which are not advantageous to us. In addition, parties making these claims may be able to obtain injunctions, which could prevent us from selling our products.

OUR  ABILITY  TO  FORECAST  OUR  QUARTERLY  RESULTS  IS  LIMITED

Our ability to accurately forecast our quarterly sales is limited, as a result of which, our quarterly operating results may fluctuate significantly. We expect that our results will vary significantly from quarter to quarter in the future. These quarterly variations may be caused by a number of factors, including:

-     delays  in  customer  orders  of  our  cargo  logistics  system;

-     timing  of  completion  of  project  phases;

- our ability to develop, introduce and support new and enhanced products in a timely manner, such as new versions of our cargo logistics system, in response to changing technology trends, as well as our ability to manage product transitions; and

-     the amount and timing of increases in expenses associated with our growth.

Due to these and other factors, and because the market for internet-based cargo logistics systems is new and evolving, our ability to accurately forecast our quarterly sales is limited. In addition, in the near future, most of our costs will be related to personnel, facilities, and research and development, which are relatively fixed in the short term. If we do not generate significant revenue in relation to our expenses, we may be unable to reduce our expenses quickly enough to avoid lower quarterly operating results. We do not know whether our business will grow rapidly enough to absorb the costs of our future employees and facilities. As a result, our quarterly operating results could fluctuate and this fluctuation could adversely affect the market price of our common stock in the future.

EFFECT  OF  LENGTHY  SALES  AND  IMPLEMENTATION  CYCLES

Converting a potential client to our cargo logistics system will a require significant commitment from and organizational restructuring by that client. Accordingly, the decision to convert a business from an in-house system to a system utilizing our cargo logistics system will typically involve a significant evaluation and analysis period. During the sales cycle, we may spend significant time and effort educating and providing information to our prospective customers and their agents.

Additionally, if we are performing significant professional services in connection with the implementation of our cargo logistics system, we will not recognize revenue until after acceptance of our cargo logistics system. We may, in the future, experience unexpected delays in recognizing revenue. Consequently, the length of our sales and implementation cycles and the varying order amounts for our cargo logistics system make it difficult to predict the quarter in which revenue recognition may occur and may cause license and services revenue and operating results to vary significantly from period to period. These factors could, in the future, cause our stock price to be volatile or to decline.

RESPONSE  TO  CHANGES  IN  THE  INTERNET-BASED  CARGO  LOGISTICS  SYSTEM  MARKET

In the event that we fail to respond to changes in the market for internet-based cargo logistics systems, we may experience a loss of revenues. The internet-based cargo logistics system industry is relatively new and is evolving. Our success will depend substantially upon our ability to enhance our proposed products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing end-user requirements and incorporate technological advancements. If we are unable to develop new products and enhanced functions or technologies to adapt to these changes, or if we cannot offset a decline in revenue from existing products with sales of new products, our business will likely suffer.

Among other things, commercial acceptance of our cargo logistics system and its applications will depend on:

- the ability of our products and technologies to meet and adapt to the needs of our target markets;

- the performance and price of our cargo logistics system and any future enhancements as compared to our competitors' products; and

-     our  ability to deliver customer service directly and through our website.

INTERNATIONAL  OPERATIONS

Sales to customers outside the United States and Canada may account for a significant portion of our revenues in the future, which would expose us to risks inherent in international operations. We would be subject to a variety of risks associated with conducting business internationally, any of which could have a materially adverse effect on our business. These risks include:

- difficulties in establishing and maintaining an effective international customer service;

- the burden of complying with a wide variety of foreign laws, particularly with respect to intellectual property and license requirements;

-     political  and  economic instability outside the United States and Canada;

-     import  or  export  licensing  and  product  certification  requirements;

- tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;

-     potential  adverse  tax  consequences,  including  higher  marginal rates;

-     unfavorable  fluctuations  in  currency  exchange  rates;  and

- limited ability to enforce agreements, intellectual property rights and other rights in some foreign countries.

We intend to focus on our international sales, which will require the investment of significant resources to create and refine different language models for each particular language or dialect. These language models are required to create versions of our products that allow end users in a variety of non-English speaking countries to communicate using the local language or dialect, as well as English. If we fail to develop localized versions of our products, our ability to address international market opportunities and to develop our international business will be limited.

GOVERNMENTAL  REGULATION

To the best of our knowledge, we are not currently subject to direct federal, state or local regulation in the United States, other than regulations applicable to businesses generally.

KEY  EMPLOYEES

As at March 15, 2001, our key personnel included Paul Dunn (President), Wai Yip Chu (Manager of Research and Development), Gim Choon Teoh (Chief Engineer), and Walter Wong (Project Manager). The loss of the services of Mr. Dunn or the other key employees, or the services of any future key employees for any reason may have a materially adverse effect on our prospects. There can be no assurance that we would be able to find a suitable replacement in the event that the services of a key employee, or of a future key employee, is lost. Furthermore, we do not presently maintain "key man" life insurance on the lives of our key personnel. We rely upon the continued service and performance of a relatively small number of key senior management personnel, and our future success depends on our retention of these key employees whose knowledge of our business and technical expertise would be difficult to replace. At this time, none of our key personnel are bound by employment agreements, and as a result, any of these employees could leave with little or no prior notice. If we lose any of our key personnel, our business may be adversely affected.

If we are unable to hire and retain technical, sales and marketing and operational personnel, our business could be materially adversely affected. We intend to hire a significant number of additional personnel, including software engineers, sales and marketing personnel and operational personnel in the future. Competition for these individuals is intense, and we may not be able to attract, assimilate, or retain additional highly qualified personnel in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.

TRADING OF OUR STOCK MAY BE RESTRICTED BY THE SEC'S PENNY STOCK REGULATIONS WHICH MAY LIMIT A STOCKHOLDER'S ABILITY TO BUY AND SELL OUR STOCK

The U.S. Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standarized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

SINCE A RELATIVELY SMALL GROUP OF STAREHOLDERS OWN A LARGE PERCENTAGE OF OUR OUTSTANDING SHARES, THEY ARE ABLE TO SIGNIFICANTLY INFLUENCE MATTERS REQUIRING SHAREHOLDER APPROVAL

Shareholders owning a majority (i.e. 51%) of our outstanding voting stock represent the ultimate control over our affairs. One shareholder currently controls approximately 75% of the outstanding shares of our common stock. As a result of this ownership, this shareholder will likely be able to approve any major transactions including the election of directors without the approval of the other shareholders.

WE  DO  NOT  EXPECT  TO  DECLARE  OR  PAY  ANY  DIVIDENDS.

We have not declared or paid any dividends on our common stock since our inception, and we do not anticipate paying any such dividends for the foreseeable future.

VOLATILITY  OF  STOCK  PRICE

Our common shares are not currently publicly traded. In the future, the trading price of our common shares may be subject to wide fluctuations. Trading prices of the common shares may fluctuate in response to a number of factors, many of which will be beyond our control. In addition, the stock market in general, and the market for software technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. Market and industry factors may adversely affect the market price of the common shares, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources.

REPORTS  TO  SECURITY  HOLDERS

Under Nevada state law, we are not required to deliver an annual report to our shareholders but do intend to voluntarily send an annual report, including our audited financial statements, to our shareholders.

ITEM  2.     PLAN  OF  OPERATION

Cash  Requirements

Over the twelve month period ending February 28, 2002, we intend to raise up to $1,000,000 through private placements of our equity securities and/or debt financing. We intend to use those funds as follows:

- to continue the research and development of our cargo logistics system ($100,000);

- to begin a marketing/advertising campaign for our cargo logistics system ($150,000);

-     to  cover  further  hardware  and  software  acquisition costs ($250,000);

- to hire software engineers to assist in developing our cargo logistics system ($200,000);

- to cover legal and patent application costs in connection with our cargo logistics system ($150,000);

-     to  cover  general  and  administrative  expenses  ($100,000);  and

-     to  cover  other  miscellaneous  general  corporate  costs  ($50,000).

Product  Research  and  Development

We acquired the rights to our existing cargo logistics system technology through the Purchase Agreement with Farrington. The deemed purchase price of $150,000 was comprised of the amount of money expended by Farrington on the research and development of the cargo logistics software technology, as well as the value of the computer equipment which formed part of the Assets ($48,700). We anticipate that we will expend approximately $1,000,000 on further research and development through February 28, 2002.

Research  and  Development  Activities

We are committed to investing in product research and development and intend to undertake future activities using revenue generated exclusively from sales of our products and services. We intend to spend approximately 20% of our revenue on research and development activities in order to ensure that we remain competitive. In the event that gaps in our existing products are identified, the above-noted proposals will be modified as necessary.

Purchase  of  Significant  Equipment

We intend to purchase approximately $200,000 worth of new computer equipment through February 28, 2002.

Employees

Over the twelve months ending February 28, 2002, we anticipate an increase in the number of employees we retain, as we intend to hire one qualified accountant, one person to perform clerical and administrative tasks, two software engineers and two sales and marketing personnel. These employees will be in addition to our current staff of three software engineers.

ITEM  3.     DESCRIPTION  OF  PROPERTY

Our executive and head offices are located at 1208 - 808 Nelson Street, Vancouver, British Columbia, Canada, V6C 2S1. The offices are extremely small in size and are provided to us on a rent free basis by Joanne Yan, one of our former directors.

ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS AND MANAGEMENT

Beneficial  Ownership

The following table sets forth, as of March 15, 2001, certain information with respect to the beneficial ownership of our common shares by each shareholder known to us to be the beneficial owner of 5% of our common shares, and by each of our officers and directors. Each person has sole voting and investment power with respect to the common shares, except as otherwise indicated. Beneficial ownership consists of a direct interest in the common shares, except as otherwise indicated.




NAME AND ADDRESS OF
BENEFICIAL OWNER                   AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP  PERCENTAGE OF CLASS(1)

Li Ying Yan
HSE B2, 23 Silver Cape Road
Clear Water Bay, Hong Kong                                           400,000                    5.0%
                                   -----------------------------------------  ----------------------
Paul Shio Chau Dunn
Rm 1001 Peninsula Square
18 Sung On St.
Hung, Hong Kong                                                      250,000                   3.13%
                                   -----------------------------------------  ----------------------
Wai Yip Chu
2309 London Drive
Plano, Texas 75205                                                       Nil                     Nil
                                   -----------------------------------------  ----------------------
Gim Choon Teoh
805 Linda Vista, No. 205C
Arlington, Texas  76013                                                  Nil                     Nil
                                   -----------------------------------------  ----------------------
Walter Wong
76-58, 172nd Street
Fresh Meadows, New York 11366                                            Nil                     Nil
                                   -----------------------------------------  ----------------------
Brian Hall
Suite 101 - 5300 W, Shara Ave.
Las Vegas, Nevada  89146                                              10,000                   0.13%
                                   -----------------------------------------  ----------------------
Farrington International Inc.
Room 1001, Peninsula Square
18 Sung On Street
Hunghom, Hong Kong                                                 6,000,000                   75.0%
                                   -----------------------------------------  ----------------------
Directors and Officers as a group                                    660,000                   8.25%
---------------------------------  -----------------------------------------  ----------------------



(1)     Based  on  8,000,000 shares outstanding as of March 15, 2001 and, as to a specific person, shares issuable  pursuant  to  the  conversion  or  exercise,  as  the  case may be, of currently exercisable or convertible debentures, share purchase warrants or stock options.

Changes  in  Control

We are unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change in control of our company.

ITEM  5.     DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

All directors of our company hold office until the next annual general meeting of the shareholders or until their successors are elected and qualified. The officers of our company are appointed by our board of directors and hold office until their earlier death, retirement, resignation or removal.

Our directors, executive officers and other significant employees, their ages, positions held and duration each person has held that position, are as follows:




                     POSITION HELD WITH THE                            DATE FIRST ELECTED
NAME                         COMPANY                      AGE             OR APPOINTED

Paul Dunn. . .  President and Director                             44  September 28, 1999
                ---------------------------------  ------------------  ------------------
Li Ying Yan. .  Secretary/Treasurer and Director                   37  September 28, 1999
                ---------------------------------  ------------------  ------------------
Wai Yip Chu. .  Manager, Research and Development                  27  October 1, 1999
                ---------------------------------  ------------------  ------------------
Gim Choon Teoh  Chief Engineer                                     28  October 1, 1999
                ---------------------------------  ------------------  ------------------
Walter Wong. .  Project Manager                                    27  January 1, 2000
                ---------------------------------  ------------------  ------------------
Brian Hall . .  Director                                           58  December 14, 2000
                ---------------------------------  ------------------  ------------------

Business  Experience

The following is a brief account of the education and business experience of each director, executive officer and key employee during at least the past five years, indicating each person's principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

Paul  Dunn  (Shio  Chau  Dunn),  President  and  Director

     Mr. Dunn received a Bachelor of Liberal Arts from the University of Georgia, Sigma Cum Laude Honours and a Masters of Liberal Arts from Harvard University in. Since 1989, Mr. Dunn has held various management positions with The Wice Group of Freight Forwarding Companies, a company primarily involved in freight forwarding. He currently holds the title of Managing Director, a position he has held since 1995.

Li  Ying  Yan,  Secretary,  Treasurer  and  Director

     Ms. Yan was raised and educated in China. Ms. Yan is a graduate of Xian Conservatory of Music, and since that time, has been self-employed and has been involved as a principal in various venture capital projects in both Canada and Asia.

Wai  Yip  Chu,  Manager,  Research  and  Development

     Mr. Chu received both a Bachelor of Science, Engineering and a Master of Science from the University of Texas. He has also earned various software development and programming diplomas, and has developed over 200 software applications. Between 1995 and 1999, Mr. Chu was employed as a Software Project Manager by SGS-Thomson Microelectronics, which is a holding company. Since 1999, Mr. Chu has been our Manager of Research and Development. Between 1995 and present, Mr. Chu published several conference papers in the field of Remote Sensing and Photogrammetry.

Gim  Choon  Teoh,  Chief  Engineer

     Mr. Teoh received both a Bachelor Science degree in Aerospace Engineering and a Masters Degree in Industrial and Manufacturing Engineering from the University of Texas. He has also earned various software development and programming diplomas, and has developed over 100 software applications and simulation methods. Mr. Teoh was employed as a Software Project Manager by SGS-Thomson Microelectronics between 1997 and 1999, and has been our Chief Engineer since October 1, 1999.

Walter  Wong,  Project  Manager

     Mr. Wong received a Bachelor of Science degree from the City University, Hong Kong. Between 1995 and 1998, Mr. Wong was employed as the Manager of Wice Air Freight (HK), Ltd., a company primarily involved in freight forwarding. From 1998 to 2000, Mr. Wong was employed as a Manager of Management Information Systems by Wice Freight Services New Jersey Inc. Mr. Wong is currently our
Project  Manager,  a  position  he  has  held  since  January  1,  2000.

Brian  Hall, Director

Mr. Hall is a Chartered Accountant, a designation he has held since 1968. For the past five years, he has been self-employed as a consultant to a number of publicly listed companies (he is currently a consultant for eight companies). In addition to his position on the board of directors of our company, he is on the board of directors of Arkson Nutraceuticals Inc. and Pacific Star Technologies, Inc.

     Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM  6.     EXECUTIVE  COMPENSATION

     Our chief executive officer did not receive any cash or other compensation during the fiscal years ended August 31, 2000 and 1999.

     There were no grants of stock options or stock appreciation rights made during the fiscal year ended August 31, 2000 to our executive officers and directors. There were no stock options outstanding as at August 31, 2000. To date, we have not granted stock options or stock appreciation rights to any of our employees, consultants, directors or executive officers.

     We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

     There are no management agreements with the our directors or executive officers.

     We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

     There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the Board of Directors or a committee thereof.

ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     With the exception of the Purchase Agreement, there have been no transactions, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

     Pursuant to the Purchase Agreement, we purchased all of Farrington's computer equipment and the rights to its internet-based cargo logistics system. In exchange for the Assets, we agreed to issue an aggregate of 6,000,000 common shares in our capital to Farrington, in payment of the deemed purchase price of $150,000. Farrington is a private company of which 20% of the issued and outstanding shares are owned by Li Ying Yan, one of our directors, 50% of the issued and outstanding shares are owned by Paul Shio Chau Dunn, our President and one of our directors and 15% of the issued and outstanding shares are owned respectively by each of Wai Yip Chu and Gim Choon Teoh, each of whom is one of our key employees.

ITEM  8.     DESCRIPTION  OF  SECURITIES

     All of the authorized shares of our common stock are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by our Board of Directors, in its discretion, out of funds legally available therefore.

     Upon our liquidation, dissolution or winding up, holders of our common shares are entitled to receive pro rata our assets, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

     Our articles and by-laws do not contain any provisions that would delay, defer or prevent a change in our control.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     There is no public trading market for our common shares in the United States or elsewhere.

     Our common shares are issued in registered form. Interwest Transfer Co. Inc., Suite 100, 1981 East 4800 South, Salt Lake City, Utah 84117 (Telephone:
(801) 272-9294; Facsimile: (801) 277-3147) is the registrar and transfer agent for our common shares.

     On March 15, 2001, the shareholders' list of our common shares showed 37 registered shareholders and 8,000,000 shares outstanding. We have researched indirect holdings registered to the various depository institutions and stock brokerage firms, and estimate that there no additional beneficial shareholders beyond the 37 registered shareholders as of March 15, 2001.

     There are no outstanding options or warrants to purchase, or securities convertible into, our common shares. All of our issued and outstanding shares can be sold pursuant to Rule 144 of the Securities Act of 1933.

     We have not declared any dividends since incorporation and does not anticipate that we will do so in the foreseeable future. Although there are no restrictions that limit the ability to pay dividends on our common shares, our intention is to retain future earnings for use in our operations and the expansion of our business.

ITEM  2.     LEGAL  PROCEEDINGS

     We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers of affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not  applicable.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

     In the past three years, we have sold the following common shares without registering such common shares under the Securities Act of 1933:

     On March 3, 1998, we issued a total of 20,000 common shares at a price of $2.50 per common share for total cash consideration of $50,000 to the following people, relying on sections 4(2) and 3(b) of the Securities Act of 1933, as amended. The price per share was established arbitrarily by our board of directors. The transaction was private in nature and we had reasonable grounds to believe that the investors were capable of evaluating the merits and risk of their investment and acquired the shares for investment purposes. Each of the following people was a close friend or business associate of our directors and had access to all of our records and documents. In addition, each person had an opportunity to ask questions and receive answers from management.





  NUMBER OF
COMMON SHARES  NAME                   CONSIDERATION
         2500    Paul Shio Chau Dunn  $         6250
               ---------------------  --------------
          250    Chin Chu Yang . . .  $          625
               ---------------------  --------------
          250    Kwok Ho Ching . . .  $          625
               ---------------------  --------------
         2500    Patrick Siu Dunn. .  $         6250
               ---------------------  --------------
          250    Rose Panzarella . .  $          625
               ---------------------  --------------
          250    Pui Shan Man. . . .  $          625
               ---------------------  --------------
          250    Maggie Ma . . . . .  $          625
               ---------------------  --------------
          250    Suk Fun Sit . . . .  $          625
               ---------------------  --------------
          250    Ying-Chyun Chen . .  $          625
               ---------------------  --------------
          250    Apiluk Pongunngam .  $          625
               ---------------------  --------------
          250    Meng Pui Lim. . . .  $          625
               ---------------------  --------------
          250    Kam Wah Wong. . . .  $          625
               ---------------------  --------------
          250    Yong Xing Yan . . .  $          625
               ---------------------  --------------
         2500    Shio Yu Dunn. . . .  $         6250
               ---------------------  --------------
         1600    Li-Yen Haung. . . .  $         4000
               ---------------------  --------------
          100    Brian Hall. . . . .  $          250
               ---------------------  --------------
          100    Mary Hall . . . . .  $          250
               ---------------------  --------------
           50    Kerry Frankham. . .  $          125
               ---------------------  --------------


          250    Shun Glen Yu. . . .  $          625
               ---------------------  --------------
          250    Chen Long Yang. . .  $          625
               ---------------------  --------------
          250    Jenny Kit Choi. . .  $          625
               ---------------------  --------------
          250    Catherine Wong. . .  $          625
               ---------------------  --------------
          250    Yanglok John Wong .  $          625
               ---------------------  --------------
          250    Peter Chau. . . . .  $          625
               ---------------------  --------------
          250    Kit Cheung. . . . .  $          625
               ---------------------  --------------
         4000    Li Ying Yan . . . .  $       10,000
               ---------------------  --------------
          250    Yin Sheng Wu. . . .  $          625
               ---------------------  --------------
          250    Ming Wah Wong . . .  $          625
               ---------------------  --------------
          250    Stan Chu. . . . . .  $          625
               ---------------------  --------------
          250    Lay Kheng Liam. . .  $          625
               ---------------------  --------------
          250    An Yue Chen . . . .  $          625
               ---------------------  --------------
          200    Joanne Yan. . . . .  $          500
               ---------------------  --------------
          200    Mei Fang. . . . . .  $          500
               ---------------------  --------------
          200    Patricia Hall . . .  $          500
               ---------------------  --------------
           50    Lael Todesco. . . .  $          125
               ---------------------  --------------
          250    Su Ching Chen . . .  $          625
               ---------------------  --------------

     On June 15, 2000, our common shares underwent a forward split on a 100:1 basis for all shareholders of record, increasing the then issued and outstanding shares from 20,000 to 2,000,000 shares.

     On February 27, 2001, we issued 6,000,000 common shares to Farrington, pursuant to the Purchase Agreement. The shares were issued in an offshore transaction in reliance upon the exemption from registration under Section 4(2) and/or Regulation S promulgated under the Securities Act of 1933.

ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     Our Articles provide that no director or officer shall be personally liable to us or any of our stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer provided however that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omission which involve intentional misconduct, fraud or a knowing violation of the law, or (ii) the payment of dividends in violation of the general corporation law of the State of Nevada.

     Our Bylaws provide that, subject to the provisions of the general corporation law of the State of Nevada, any person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, because he or a person whom he legally represents is or was a director or officer, or is or was serving at our request or for our benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, will be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred or suffered by him in connection with his acting in any such positions. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by us as such costs are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such director and/or officer is not entitled to be indemnified by us. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under the bylaws.

Indemnification  under  the  Nevada  Revised  Statutes

The  general  corporation  law  of  State  of  Nevada  provides  that:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favour by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Any discretionary indemnification under the above provisions unless ordered by a court or advanced pursuant to section 2 above, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)     by  the  stockholders;

(b) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to the general corporation law of the State of Nevada:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court or for the advancement of expenses, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

                            PART FINANCIAL STATEMENTS

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

The financial statements are attached hereto and found immediately following the text of this Registration Statement. The Independent Auditor's Report of Weinberg & Company, P.A. for the audited financial statements for the years ended August 31, 2000 and 1999 is included herein immediately preceding the audited financial statements.

3W  Cyber  Logistics,  Inc.  (audited):

     Independent  Auditor's  Report,  dated  February  26,  2001.

     Balance  Sheets  at  August  31,  2000  and  1999.

     Statement of Changes in Stockholders' Equity for the period from September 24, 1996 (inception) to August 31, 2000.

     Statements of Operations for the years ended August 31, 2000 and 1999, and for the period from September 24, 1996 (inception) to August 31, 2000.

     Statements of Cash Flows for the years ended August 31, 2000 and 1999, and for the period from September 24, 1996 (inception) to August 31, 2000.

     Notes  to  the  Financial  Statements.

3W  Cyber  Logistics,  Inc.  (unaudited):

     Balance  Sheet  as  at  February  28,  2001  and  August  31,  2000.

     Statement of Changes in Stockholders' Equity for the period ended February 28, 2001.

     Statements of Operations for the three month periods ended February 28, 2001 and 2000, and for the six month period ended February 28, 2001.

    Statements of Cash Flows for the six month period ended February 28, 2001, and for the period from September 24, 1996 (inception) to February 28, 2000.

     Notes  to  the  Financial  Statements.

                            3W CYBER LOGISTICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                         AS OF AUGUST 31, 2000 AND 1999

                            3W CYBER LOGISTICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                    CONTENTS

PAGE     1     INDEPENDENT  AUDITORS'  REPORT

PAGE     2     BALANCE  SHEETS  AS  OF  AUGUST  31,  2000  AND  1999

PAGE     3     STATEMENTS  OF OPERATIONS FOR THE YEARS ENDED AUGUST 31, 2000 AND
               1999  AND  FOR THE PERIOD FROM SEPTEMBER 24, 1996 (INCEPTION) TO
               AUGUST 31, 2000

PAGE     4     STATEMENT  OF  CHANGES OF STOCKHOLDERS' EQUITY FROM SEPTEMBER 24,
               1996  (INCEPTION)  TO  AUGUST  31,  2000

PAGE     5     STATEMENTS  OF  CASH FLOW FOR THE YEARS ENDED AUGUST 31, 2000 AND
               1999  AND  FOR THE PERIOD FROM SEPTEMBER 24, 1996 (INCEPTION) TO
               AUGUST 31, 2000

PAGE     6 -8  NOTES  TO  FINANCIAL  STATEMENTS

INDEPENDENT ACCOUNTANTS' REPORT
-------------------------------


To  the  Board  of  Directors  of:
    3W  Cyber  Logistics,  Inc.
    (a  development  stage  company)

We have audited the accompanying balance sheets of 3W Cyber Logistics, Inc. (a development stage company) as of August 31, 2000 and 1999 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended and for the period from September 24, 1996 (inception) to August 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 3W Cyber Logistics, Inc. as of August 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended and for the period from September 24, 1996(inception) to August 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's recurring losses from operations, and lack of revenue raise substantial doubt about its ability to continue as a going concern. Management's Plan in regards to these matters is also described in
Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/S/  WEINBERG  &  COMPANY,  P.A.


Boca  Raton,  FL
February  26,  2001

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
AS OF AUGUST 31, 2000 AND 1999
------------------------------


ASSETS
                                                                                                            2000      1999
                                                                                                        ---------  -------

CURRENT ASSETS
Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 34,230   $50,000
                                                                                                        --------  --------
Total Current Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    34,230    50,000
                                                                                                        ---------  -------

(a)  TOTAL ASSETS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 34,230   $50,000
                                                                                                        =========  =======

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES
Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  4,000   $     -
                                                                                                        --------  --------
Total Current Liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4,000         -
                                                                                                        ---------  -------

TOTAL LIABILITIES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4,000         -
                                                                                                        ---------  -------

STOCKHOLDERS' EQUITY
Common stock, $0.001 par value, 100,000,000 shares authorized, 2,000,000 shares issued and outstanding     2,000     2,000
Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    48,000    48,000
Accumulated deficit during development stage . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (19,770)        -
                                                                                                       ---------  --------
Total Stockholders' Equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    30,230    50,000
                                                                                                        ---------  -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                              $ 34,230   $50,000
                                                                                                        =========  =======


See accompanying notes to financial statements.

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS
------------------------------




                                                                                 For the Period From
                                            For the Year         For the Year     September 24, 1996
                                                Ended               Ended           (Inception) to
                                           August 31, 2000     August 31, 1999     August 31, 2000
                                        ---------------------  ----------------  --------------------
REVENUES . . . . . . . . . . . . . . .  $                  -   $              -  $                 -
                                        ---------------------  ----------------  --------------------

OPERATING EXPENSES
Bank charges . . . . . . . . . . . . .                   843                  -                  843
Filing fees. . . . . . . . . . . . . .                   385                  -                  385
Organization expenses. . . . . . . . .                 4,000                  -                4,000
Professional fees. . . . . . . . . . .                15,000                  -               15,000
                                       ---------------------  -----------------  --------------------
Total Operating Expenses . . . . . . .                20,228                  -               20,228
                                        ---------------------  ----------------  --------------------

OTHER INCOME
Interest income. . . . . . . . . . . .                   458                  -                  458
                                        ---------------------  ----------------  --------------------
Total Other Income . . . . . . . . . .                   458                  -                  458
                                        ---------------------  ----------------  --------------------

NET LOSS . . . . . . . . . . . . . . .  $            (19,770)  $              -  $           (19,770)
                                        =====================  ================  ====================

Net loss per share - basic and diluted  $              (0.01)  $              -  $             (0.01)
                                        =====================  ================  ====================

Weighted average number of shares
 outstanding - basic and diluted . . .             2,000,000          2,000,000            2,000,000
                                        =====================  ================  ====================

See accompanying notes to financial statements.

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF STOCKHOLDERS EQUITY
FROM SEPTEMBER 24, 1996 (INCEPTION) TO AUGUST 31, 2000
------------------------------------------------------




                                                              ADDITIONAL
                                                               PAID-IN    ACCUMULATED
                                         COMMON STOCK          CAPITAL      DEFICIT    TOTAL
                                      SHARES        AMOUNT

Stock issued for cash. . . . . .     2,000,000  $      2,000  $ 48,000  $      -       $ 50,000

Net loss from September 24, 1996
  (inception) to August 31, 1997             -             -         -         -              -
                                  ------------  ------------  --------  ---------      ---------

Balance, August 31, 1997 . . . .     2,000,000         2,000    48,000         -         50,000

Net loss, 1998 . . . . . . . . .             -             -         -         -              -
                                  ------------  ------------  --------  ---------      ---------

Balance, August 31, 1998 . . . .     2,000,000         2,000    48,000         -         50,000

Net loss, 1999 . . . . . . . . .             -             -         -         -              -
                                  ------------  ------------  --------  ---------      ---------

Balance, August 31, 1999 . . . .     2,000,000         2,000    48,000         -         50,000

Net loss, 2000 . . . . . . . . .             -             -         -   (19,770)       (19,770)
                                  ------------  ------------  --------  ---------      ---------

BALANCE, AUGUST 31, 2000 . . . .     2,000,000  $      2,000  $ 48,000  $(19,770)      $ 30,230
--------------------------------  ============  ============  ========  =========      =========


See accompanying notes to financial statements.

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOW
-----------------------



                                                                                        For the Period from
                                                  For the Year         For the Year     September 24, 1996
                                                      Ended               Ended           (Inception) to
                                              August 31, 2000        August 31, 1999      August 31, 2000
                                              ---------------------  ----------------  --------------------
CASH FLOWS FROM OPERATING
    ACTIVITIES:
Net Loss . . . . . . . . . . . . . . . . . .  $            (19,770)  $              -  $           (19,770)
Changes in Operating Assets and Liabilities:
Increase in accounts payable . . . . . . . .                 4,000                  -                4,000
                                              ---------------------  ----------------  --------------------
Net Cash Used In Operating Activities. . . .               (15,770)                 -              (15,770)
                                              ---------------------  ----------------  --------------------

CASH FLOWS FROM INVESTING
   ACTIVITIES. . . . . . . . . . . . . . . .                     -                  -                    -
                                              ---------------------  ----------------  --------------------


CASH FLOWS FROM FINANCING
    ACTIVITIES:
Common stock proceeds. . . . . . . . . . . .                     -                  -               50,000
Net Cash Provided By Financing Activities. .                     -                  -               50,000
                                              ---------------------  ----------------  --------------------

INCREASE (DECREASE) IN CASH AND CASH
    EQUIVALENTS. . . . . . . . . . . . . . .               (15,770)                 -               34,230

CASH AND CASH EQUIVALENTS -
    BEGINNING OF PERIOD. . . . . . . . . . .                50,000             50,000                    -
                                              ---------------------  ----------------  --------------------

CASH AND CASH EQUIVALENTS - END OF
    PERIOD . . . . . . . . . . . . . . . . .  $             34,230   $         50,000  $            34,230
                                              =====================  ================  ====================



See accompanying notes to financial statements.

                             3W CYBER LOGISTICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF AUGUST 31, 2000
                              ---------------------

NOTE  1     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  AND  ORGANIZATION
-------     -----------------------------------------------------------------

     (A)  ORGANIZATION
     -----------------

3W CYBER LOGISTICS, Inc., formerly named M&T Nursing Services, Inc., ("the Company") was incorporated in the state of Nevada on September 24, 1996, and is in the development stage. The Company specializes in both domestic and international licensing of a web-based cargo logistics program for air and sea freight forwarders.

Activities during the development stage included raising capital, implementing its business plan and developing its technology.

     (B)  USE  OF  ESTIMATES
     -----------------------

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

     (C)  CASH  AND  CASH  EQUIVALENTS
     ---------------------------------

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

     (D)  FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS
     --------------------------------------------

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation. The carrying amounts of the Company's accounts payable approximates fair value due to the relatively short period to maturity for these instruments.

                            3W CYBER LOGISTICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF AUGUST 31, 2000
                              ---------------------

     (E)  INCOME  TAXES
     ------------------

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current or deferred income tax expense (benefit) recorded for the years ended August 31, 2000 and 1999 because the Company's operations were not material during these years.

     (F)  LOSS  PER  SHARE
     ---------------------

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings Per Share". There were no common stock equivalents at August 31, 2000 and 1999.

     (G)  BUSINESS  SEGMENTS
     -----------------------

The  Company  applies  Statement  of  Financial  Accounting  Standards  No.  131
"Disclosures about Segments of an Enterprise and Related Information". The Company operates in one segment and therefore segment information is not presented.

NOTE  2     EQUITY
-------     ------

During 1997 the Company issued 20,000 common shares for cash of $50,000. On June 15, 2000 the Company approved a forward split of 100 for 1 of the issued and outstanding shares which resulted in increasing the issued and outstanding shares to 2,000,000. At the same time the Articles of Incorporation were amended to increase the authorized capital stock to 100,000,000 shares with a par value of $.001. These financial statements give effect to the stock split from date of inception.

                            3W CYBER LOGISTICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF AUGUST 31, 2000
                              ---------------------

NOTE  3     GOING  CONCERN
-------     --------------

As reflected in the accompanying financial statements, the Company's losses, and lack of revenue raise substantial doubt about its ability to continue as a going concern. The Company has not generated any revenues as of the date of the accompanying audit report. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

NOTE  4     SUBSEQUENT  EVENTS
-------     ------------------

(A) Agreement to Purchase Computer Hardware and Software in Exchange for Shares of Common Stock

On  July  11,  2000  the  Company  entered  into  an  agreement  with Farrington
International, Inc., a British Virgin Islands company, in which it would purchase computer hardware and software necessary to provide planned core business activities. The Company was to satisfy the $150,000 purchase price by the issuance of 6,000,000 common shares. The Board of Directors approved the agreement on December 14, 2000 and the Company took possession of the hardware and software on that date.

(B)  Licensing  Agreements

In August and September 2000, the Company signed licensing agreements with three freight forwarding companies to use the Company's cargo logistics software. Each agreement called for a three-month trial period starting with an initial deposit of $5,000. The deposits were received on October 20, 2000.

                            3W CYBER LOGISTICS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                        AS OF FEBRUARY 28, 2001 AND 2000

KEITH  MARGETSON  CHARTERED  ACCOUNTANT     AN  INCORPORATED  PROFESSIONAL
P.  O.  BOX  45         TELEPHONE:  (604)  885-2810
5588  INLET  AVENUE     TOLL  FREE:  883-2807
SECHELT  BC             FAX:  885-2834
V0N  3A0                CELLULAR:  220-7704


To  the  Board  of  Directors  of
3W  Cyber  Logistics,Inc.
(A  Development  Stage  Company)




                            REVIEW ENGAGEMENT REPORT


I have reviewed the balance sheet of 3W Cyber Logistics, Inc. (A Development Stage Company) as at February 28,2001 and February 28,2000 and the related statements of operations, stockholders' equity and cash flows for the six month period ended February 28,2001 and the six months ended February 28, 2000. My review was made in accordance with generally accepted standards for review engagements and accordingly consisted primarily of enquiry analytical procedures and discussion related to information supplied to me by the Company.

A review does not constitute an audit and consequently I do not express an audit opinion on these financial statements.

Based on my review nothing has come to my attention that causes me to believe that these financial statements are not, in all material respects, in accordance with generally accepted American accounting principles.


/s/  Keith  R.  Margetson

CHARTERED  ACCOUNTANT
Sechelt  BC
March  22,  2001


3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
AS OF FEBRUARY 28, 2001 AND 2000

ASSETS

                                                                                                           2001      2000
                                                                                                         ---------  -------
CURRENT ASSETS
Cash. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 42,153   $50,000
                                                                                                         --------   -------
Total Current Assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    42,153    50,000
                                                                                                         ---------  -------

SOFTWARE ( NOTE 4). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $150,000

(a)  TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $192,153   $50,000
                                                                                                         =========  =======



LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES
Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  9,601   $     -
                                                                                                         ---------  -------
Total Current Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     9,601         -
                                                                                                         ---------  -------

TOTAL LIABILITIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     9,601         -
                                                                                                         ---------  -------

STOCKHOLDERS' EQUITY
Common stock, $0.001 par value, 100,000,000 shares authorized, 8,000,000 shares issued and outstanding.     8,000     2,000
Additional paid-in capital. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   192,000    48,000
Accumulated deficit during development stage. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (17,448)        -
                                                                                                         ---------  -------
Total Stockholders' Equity. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   182,552    50,000
                                                                                                         ---------  -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $192,153   $50,000
                                                                                                         =========  =======


See accompanying notes to financial statements.

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS



                                          For the Six     For the Six    For the Period From
                                          Months Ended   Months Ended    September 24, 1996
                                          February 28,   February 28,      (Inception) to
                                              2001           2000         February 28, 2001
                                         --------------  -------------  ---------------------
REVENUES. . . . . . . . . . . . . . . .  $      15,000   $           -  $            15,000-
                                         --------------  -------------  ---------------------

OPERATING EXPENSES
Bank charges. . . . . . . . . . . . . .            170               -                 1,013
Transfer and filing fees. . . . . . . .          1,120               -                 1,505
Organization expenses . . . . . . . . .              -               -                 4,000
Professional fees . . . . . . . . . . .         11,731               -                26,731
                                         -------------  -------------  ----------------------
Total Operating Expenses. . . . . . . .         13,021               -                33,249
                                         --------------  -------------  ---------------------

OTHER INCOME
Interest income . . . . . . . . . . . .            343               -                   801
                                         -------------  -------------  ----------------------
Total Other Income. . . . . . . . . . .            343               -                   801
                                         --------------  -------------  ---------------------

NET INCOME (LOSS) . . . . . . . . . . .  $       2,322   $           -  $            (17,448)
                                         ==============  =============  =====================

Net loss per share - basic and diluted.  $       (0.00)  $           -  $             (0.003)
                                         ==============  =============  =====================

Weighted average number of shares
outstanding - basic and diluted . . . .      2,000,000       2,000,000             6,000,000
                                         ==============  =============  =====================


See accompanying notes to financial statements.




                                                             ADDITIONAL
                                                              PAID-IN     ACCUMULATED
                                         COMMON STOCK         CAPITAL       DEFICIT      TOTAL
                                         ------------       ------------    --------   --------
                                     SHARES        AMOUNT
                                  ------------  ------------
Stock issued for cash. . . . . .     2,000,000  $      2,000  $ 48,000  $      -       $ 50,000

Net loss from September 24, 1996
(inception) to August 31, 1997 .             -             -         -         -              -
                                  ------------  ------------  --------  ---------      ---------

Balance, August 31, 1997 . . . .     2,000,000         2,000    48,000         -         50,000

Net loss, 1998 . . . . . . . . .             -             -         -         -              -
                                  ------------  ------------  --------  ---------      ---------

Balance, August 31, 1998 . . . .     2,000,000         2,000    48,000         -         50,000

Net loss, 1999 . . . . . . . . .             -             -         -         -              -
                                  ------------  ------------  --------  ---------      ---------

Balance, August 31, 1999 . . . .     2,000,000         2,000    48,000         -         50,000
Stock issued for software. . . .     6,000,000         6,000   144,000         -        150,000
Stock issued for software

Net loss . . . . . . . . . . . .             -             -         -   (17,448)       (17,448)
                                  ------------  ------------  --------  ---------      ---------

SCHEDULE A BALANCE,
FEBRUARY 28, 2001. . . . . . . .     2,000,000  $      8,000  $192,000  $(17,448)      $182,552
                                  ============  ============  ========  =========      =========



3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS




                                               For the Period   For the Period    For the Period from
                                                    Ended            Ended        September 24, 1996
                                                  February         February         (Inception) to
                                                  28, 2001         28, 2000        February 28,2001
                                               ---------------  ---------------  ---------------------
CASH FLOWS FROM OPERATING
  ACTIVITIES:
Net Income ( Loss). . . . . . . . . . . . . .  $         2,322  $             -  $           (117,448)
Changes in Operating Assets and Liabilities:
Increase in accounts payable. . . . . . . . .            5,601                -                 9,601
                                               ---------------  ---------------  ---------------------
Net Cash Used In Operating Activities . . . .            7,923                -                (7,847)
                                               ---------------  ---------------  ---------------------

CASH FLOWS FROM INVESTING
  ACTIVITIES. . . . . . . . . . . . . . . . .                -                -                     -
                                               ---------------  ---------------  ---------------------

CASH FLOWS FROM FINANCING
  ACTIVITIES:
Common stock proceeds . . . . . . . . . . . .                -                -                50,000
Net Cash Provided By Financing Activities . .                -                -                50,000
                                               ---------------  ---------------  ---------------------

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS . . . . . . . . . . . . . . . . .            7,923                -                42,153

CASH AND CASH EQUIVALENTS -
BEGINNING OF PERIOD . . . . . . . . . . . . .           50,000           50,000                     -
                                               ---------------  ---------------  ---------------------

CASH AND CASH EQUIVALENTS - END OF
PERIOD. . . . . . . . . . . . . . . . . . . .  $        42,153  $        50,000  $             42,153
---------------------------------------------  ===============  ===============  =====================


See accompanying notes to financial statements.

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF FEBRUARY 28, 2001

NOTE  1     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  AND  ORGANIZATION

     (A)  ORGANIZATION
       ---------------

3W CYBER LOGISTICS, Inc., formerly named M&T Nursing Services, Inc., ("the Company") was incorporated in the state of Nevada on September 24, 1996, and is in the development stage. The Company specializes in both domestic and international licensing of a web-based cargo logistics program for air and sea freight forwarders.

Activities during the development stage included raising capital, implementing its business plan and developing its technology.

     (B)  USE  OF  ESTIMATES
     -----------------------

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

     (C)  CASH  AND  CASH  EQUIVALENTS
     ---------------------------------

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

     (D)  FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS
     --------------------------------------------

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation. The carrying amounts of the Company's accounts payable approximates fair value due to the relatively short period to maturity for these instruments.

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF FEBRUARY 28, 2001

     (E)  INCOME  TAXES
     ------------------

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current or deferred income tax expense (benefit) recorded for the years ended August 31, 2000 and 1999 because the Company's operations were not material during these years.

     (F)  LOSS  PER  SHARE
     ---------------------

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings Per Share". There were no common stock equivalents at February 28,2001 and 2000

     (G)  BUSINESS  SEGMENTS
     -----------------------

The  Company  applies  Statement  of  Financial  Accounting  Standards  No.  131
"Disclosures about Segments of an Enterprise and Related Information". The Company operates in one segment and therefore segment information is not presented.

NOTE  2     EQUITY
-------     ------

During 1997 the Company issued 20,000 common shares for cash of $50,000. On June 15, 2000 the Company approved a forward split of 100 for 1 of the issued and outstanding shares which resulted in increasing the issued and outstanding shares to 2,000,000. At the same time the Articles of Incorporation were amended to increase the authorized capital stock to 100,000,000 shares with a par value of $.001. These financial statements give effect to the stock split from date of inception.

NOTE  3     GOING  CONCERN
-------     --------------

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF FEBRUARY 28, 2001

As reflected in the accompanying financial statements, the Company's losses, and lack of revenue raise substantial doubt about its ability to continue as a going concern. The Company has not generated any revenues as of the date of the accompanying audit report. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

NOTE  4

(A) Agreement to Purchase Computer Hardware and Software in Exchange for Shares of Common Stock

On  July  11,  2000  the  Company  entered  into  an  agreement  with Farrington
International, Inc., a British Virgin Islands company, in which it would purchase computer hardware and software necessary to provide planned core business activities. The Company was to satisfy the $150,000 purchase price by the issuance of 6,000,000 common shares. The Board of Directors approved the agreement on December 14, 2000 and the Company took possession of the hardware and software on that date.

PART III

ITEM  1.     INDEX  TO  EXHIBITS

Financial  Statements  Filed  as  Part  of  the  Registration  Statement

See  "Financial  Statements"

Exhibits  Required  by  Item  601  of  Regulation  S-B

Exhibit     Description
Number

(2)     Charter  and  By-laws

2.1     Articles  of  Incorporation  dated  September  24,  1996
2.2     By-laws,  effective  as  of  September  24,  1996
2.3     Corporate  Charter,  dated  September  24,  1996
2.4     Certificate  of  Amendment  of Articles of Incorporation, dated
        June 15, 2000
2.5     Certificate  of  Correction,  dated  January  23,  2001

(3)     Instruments  Defining  the  Rights  of  Security  Holders

            See  Exhibit  2.2

(6)     Material  Contracts

6.1 Purchase and Sale Agreement between Farrington International Inc. and 3W Cyber Logistics, Inc. dated July 11, 2000

6.2 Licensing Agreement between 3W Cyber Logistics, Inc. and Wice Marine Services Ltd., dated August 30, 2000

6.3 Licensing Agreement between 3W Cyber Logistics, Inc. and AA Freight Forwarding Inc., dated September 22, 2000

6.4 Licensing Agreement between 3W Cyber Logistics, Inc. and Wice Freight Services Inc., dated August 2, 2000

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

3W  CYBER  LOGISTICS,  INC.

Date:  April 4,  2001     By:  /s/ Paul Dunn
                               Paul  Dunn,  President  and  Director

       April 4,  2001     By:  /s/ Li Ying Yan
                               Li  Ying  Yan, Secretary/Treasurer and Director

       March 30, 2001     By:  /s/ Brian Hall
                               Brian  Hall,  Director